FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Regulations of the Board of Directors of Telefonica, S.A.	30

Telefonica S.A. hereby reports that, in compliance with the provisions of Spanish Act 26/2003 of July 17th, 2003 which amended the Stock Market Act (Ley del Mercado de Valores) and the Consolidated Text of the Spanish Corporations Act (Texto Refundido de la Ley de Sociedades Anonimas), the Board of Directors of "Telefonica, S.A." at its meeting of March 31st , 2004 has unanimously resolved to amend the Regulations of the Board of Directors of the Company hitherto in force in order to adapt it to the aforesaid Act 26/2003, and therefore approved a new Redrafted Text of those Regulations.

The Regulations will be reported to the Company's shareholders in the General Meeting scheduled for April 29th and 30th of this year, at first and second call, respectively, as will be announced in the official notice of Meeting. The new Redrafted Text of the Regulations of the Board of Directors will be made available to all of the shareholders, both in hard copy and soft copy through the Company's web page.

Attached hereto is the new Redrafted Text of the Regulations of the Board of Directors of "Telefonica, S.A." approved by the Board this past March 31st and which will be reported to the shareholders in their General Meeting and immediately filed for registration in the Madrid Mercantile Registry.

Madrid, April 1st , 2004

REDRAFTED TEXT OF THE REGULATIONS OF THE BOARD OF DIRECTORS OF "TELEFONICA, S.A.", ADAPTED TO THE TRANSPARENCY ACT

Approved by the Board of Directors on March 31st, 2004

I N D E X

PRELIMINARY TITLE

    Article 1. Purpose

    Article 2. Interpretation

    Article 3. Amendment

    Article 4. Diffusion

TITLE I. GENERAL DUTIES AND PRINCIPLES OF ACTION OF THE BOARD OF DIRECTORS

    Article 5. General duties of the Board of Directors

    Article 6. Duties of the Board of Directors in relation to the companies in the Group

    Article 7. Principles of action of the Board of Directors

TITLE II. COMPOSITION OF THE BOARD

    Article 8. Quantitative composition

    Article 9. Qualitative composition

TITLE III. APPOINTMENT AND SEVERANCE OF DIRECTORS

    Article 10. Appointment of Directors

    Article 11. Appointment of External Directors

    Article 12. Term of office

    Article 13. Re-election of Directors

    Article 14. Severance of Directors

    Article 15. Voting criteria

TITLE IV. OPERATION OF THE BOARD

  Chapter I. DISTRIBUTION OF OFFICES

    Article 16. The Chairman of the Board

    Article 17. The Vice-Chairman of the Board

    Article 18. The Secretary to the Board

    Article 19. The Vice-Secretary to the Board

  Chapter II. RULES OF OPERATION

    Article 20. Meetings of the Board of Directors

    Article 21. Course of the sessions

  Chapter III. BOARD SUB-COMMITTEES

    Article 22. General provisions

    Article 23. The Executive Committee

    Article 24. The Audit and Control Committee

    Article 25. The Nominating, Compensation and Corporate Governance Committee

    Article 26. The Regulation Committee

    Article 27. The Human Resources and Corporate Reputation Committee

    Article 28. The Service Quality and Customer Service Committee

    Article 29. The International Affairs Committee

TITLE V. RIGHTS AND OBLIGATIONS OF THE DIRECTORS

  Chapter I. RIGHT AND DUTY OF INFORMATION

    Article 30. Right and duty of information

    Article 31. Expert assistance

  Chapter II. OBLIGATIONS OF THE DIRECTORS

    Article 32. Duty of diligence

    Article 33. Duty of fidelity

    Article 34. Duty of secrecy

    Article 35. Duty of loyalty

    Article 36. Specific duties arising from the listed company status of Telefonica, S.A.

    Article 37. Liability of the Directors

  Chapter III. REMUNERATION OF THE BOARD

    Article 38. Remuneration of the Directors

TITLE VI. RELATIONS OF THE BOARD

    Article 39. Relations with the shareholders

    Article 40. Relations with the institutional shareholders

    Article 41.Transactions with significant shareholders

    Article 42. Relations with the markets

    Article 43. Relations with the Accounts Auditor

* * *

PRELIMINARY TITLE

Article 1. Object.

1. The object of these Regulations is to determine the principles of action of the Board of Directors of Telefonica, S.A. and its sub-committees, to regulate its organisation and operation and to establish the rules of conduct of its members, in order to achieve the greatest possible degree of efficiency and optimise its management.

2. The rules of conduct established in these Regulations for the Directors will be applicable, to the extent that they are compatible with their specific nature, to the executive officers of the Company.

Article 2. Interpretation.

These Regulations will be interpreted according to the applicable legal and statutory rules and will fundamentally serve its spirit and purpose. The power to resolve interpretative questions that may arise in its application falls to the Board of Directors.

Article 3. Amendment.

1. These Regulations may only be amended by the Board of Directors at the proposal of the Chairman, five Directors or the Nominating, Compensation and Corporate Governance Committee.

2. The proposals of Amendment must be accompanied by a justifying report and be notified by the Nominating, Compensation Committee and Corporate Governance Committee. That report will not be necessary when the proposed amendment is made by the Nominating, Compensation and Corporate Governance Committee.

3. The text of the proposal, the justifying report by its authors and, when appropriate, the Nominating, Compensation and Corporate Governance Committee report must be attached to the calling of the meeting of the Board that must discuss it, and it must be specifically included on its Agenda.

Article 4. Diffusion.

1. The Directors and executive officers have the obligation to know, comply and ensure compliance with these Regulations. To that end, the Secretary to the Board shall provide all of them a copy.

2. These Regulations, as well as their possible amendments, shall be reported to the General Meeting of Shareholders, shall be notified to the National Stock Exchange Commission, shall be registered at the Mercantile Registry according to the regulations in force, and will be available on the Company's web page and at its registered office, thus guaranteeing wide diffusion among the shareholders and investors.

TITLE I.

GENERAL DUTIES AND PRINCIPLES OF ACTION OF THE BOARD OF DIRECTORS

Article 5. General duties of the Board of Directors.

1. The Board of Directors is, as set forth in the Act and the Articles of Association, the highest Body of administration and representation of the Company, it thus being empowered to perform, within the scope covered by the corporate object defined in the Articles of Association, any acts or legal transactions of administration and disposal, by any juridical title, except for this reserved by the Act or the Articles of Association to the exclusive competence of the General Meeting of Shareholders.

2. Notwithstanding the aforementioned, the Board of Directors is basically configured as a supervisory and controlling body, and the ordinary management of the Company business is entrusted to the executive bodies and management team.

3. The powers that, by law or statute, are reserved for exclusive hearing by the Board, or others required for responsible exercise of its basic duties of supervision and control, may not be delegated.

4. Within the scope of duties of supervision and control, the Board of Directors shall set the Company's management strategies and guidelines, shall establish the basis of the corporate organisation in order to guarantee the greatest efficiency of same, shall implement and safeguard establishment of adequate information procedures of the Company for the shareholders and markets in general, shall adopt the relevant decisions on corporate and financial operations of special transcendence to the company, and shall approve the basis of its own organisation and operation for the best fulfilment of these duties.

Article 6. Duties of the Board of Directors in relation to the companies in the Group.

In relation to the Telefonica, S.A Group companies, its Board of Directors, within the legal limits, shall set the basis for adequate, efficient co-ordination between the Company and the companies forming that Group, respecting in all cases the autonomy of decision of its governing and management bodies, according to the inherent corporate interest of the Company and of each of those companies.

To the ends mentioned and within the limits stated, the Board of Directors of Telefonica, S.A. shall implement the necessary instruments to establish adequate co-ordination relations based on mutual interest and, thus, in keeping with by their respective corporate interests.

Article 7. Principles of action of the Board of Directors.

1. The Board of Directors shall perform its duties according to the corporate interest, understood as the interest of the Company; and, in that sense, shall act to guarantee the long term feasibility of the Company and maximise its value, also pondering the plural legitimate, public or private, interests that arise in performance of all corporate activity.

2. The Board of Directors will approve a policy of full market disclosure and transparency, ensuring the correct setting of the Company share price.

TITLE II. COMPOSITION OF THE BOARD

Article 8. Quantitative composition.

1. The Board of Directors shall be formed by the number of Directors determined by the General Meeting of Shareholders, within the limits set in the Articles of Association of the Company.

2. The Board shall make a proposal to the General Meeting of Shareholders of the number of Directors that, according to the prevailing circumstances at the Company at each moment, are most adequate to ensure due representation and effective operation of the body, without the number proposed exceeding twenty in any case.

Article 9. Qualitative composition.

1. The Board of Directors, exercising the rights of co-option and proposal of appointments to the General Meeting of Shareholders, shall ensure in the composition of the Body that external and non executive Directors form an ample majority over the executive Directors.

To these ends, the executive Directors shall be understood to be those who have executive or management duties in the Company, or in any of the companies in its Group and, in all cases, those who have a labour, mercantile or other kind of relation with the Company, other than their status as Director. Those who have any capacity to decide in relation to any part of the Company business, or that of any of the companies in the Group, by stable delegation or empowerment granted by the Board of Directors, shall also be considered executive Directors.

2. The Board shall also ensure that the majority group of the external Directors is formed, on one hand, by those proposed by the holders of significant stakes in the stock capital (proprietary Directors); and on the other hand, by professionals of recognised prestige who are not related to the management team or the significant shareholders (independent Directors).

3. In order to establish a reasonable balance between both types of external Directors and considering the present shareholding structure of the Company, the Board shall ensure that the independent Directors are in majority in relation to the proprietary ones, the present estimate of the ideal number of proprietary Directors being six, due to the quantitative composition of the Board and the present shareholding structure of the Company, in which the portion of floating capital is slightly greater than the sum of stable significant stakes represented by proprietary Directors.

4. What is set forth in this Article is understood to be notwithstanding the right to proportional representation shareholders, legally recognised, and that of the competences of the General Meeting of Shareholders.

TITLE III. APPOINTMENT AND REMOVALOF DIRECTORS

Article 10. Appointment of Directors.

1. The Directors shall be appointed by the General Shareholders' Meeting , or, provisionally, by the Board of Directors, according to the provisions set forth in the Spanish Companies Act and in the Articles of Association.

2. The proposals for appointment of Directors submitted by the Board of Directors for consideration to the General Shareholders' Meeting , and the resolutions on appointment passed by that body by virtue of the powers of co-option it is legally attributed, must abide by the terms of these Regulations and be preceded by the relevant report of the Nominating, Compensation and Corporate Governance Committee, which shall not be binding.

3. In relation to the proprietary Directors, their appointment must be assigned to the persons proposed by the respective holders of stable significant shareholdings, and the other Directors must ensure with their vote that such appointments or proposed appointments are subject to approval by the Board of Directors with the reinforced voting quorum required under Article 25 of the Articles of Association and waiving the requisites of a personal nature established in the said article of the Articles of Association.

Article 11. Appointment of External Directors.

1. The Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective competences, that the choice of candidates falls upon persons of recognised solvency, competency and experience, who are willing to dedicate a sufficient part of their time to the Company, and extreme care must be taken as to the choice of the persons called to cover posts as independent Directors.

2. The Board of Directors shall propose or assign those who fulfil conditions that ensure impartiality and objective criteria to cover independent Director posts. Among these, for the purposes of illustration, there are the following:

  Not to have, or to have recently had, any direct or indirect labour, commercial, contractual, relation, of a significant nature, with the Company, its management, the proprietary Directors or companies in the Group whose shareholding interests they represent, banking institutions with an outstanding position in the financing of the Company, or organisations that receive significant subventions from it;

  Not to be a Director of another listed company that has proprietary Directors in the Company;

  Not to be relative of the executive or proprietary Directors or of the Company's executive officers.

If any of the above relations were to exist, it must be known to and evaluated by the Board of Directors, following a report of the Nominating, Compensation and Corporate Governance Committee, and recorded in the Company's annual report.

Article 12. Term of office.

1. Directors shall hold office for a maximum term of five years, and may be re-elected one or more times for periods of the same duration.

2. Directors appointed by co-option shall hold office until the date of the first General Shareholders' Meeting.

3. For the term of two years, Directors who have ended their office or who, for any other reason, cease to hold office, may not provide services to another firm that has a similar or analogous corporate object as that of the Company, or to any of the Companies forming its Group.

If it sees fit, the Board of Directors, may waive that obligation upon the outgoing Director, or shorten its term.

Article 13. Re-election of Directors.

1. The proposals for re-election of Directors that the Board of Directors decides to submit to the General Shareholders' Meeting must comply with the terms of these Regulations and be preceded by the relevant report issued by the Nominating, Compensation and Corporate Governance Committee, which shall not be binding.

2. The Board of Directors shall ensure that the external Directors who are re-elected do not remain assigned to the same Committee of the Board.

Article 14. Removal of Directors.

1. Directors shall cease to hold office when the term for which they were appointed elapses, or when this is resolved by the General Shareholders' Meeting making use of the powers it is legally granted.

2. The Directors must place their position to the disposal of the Board of Directors and formalise the relevant resignation in the following cases:

  When they reach the age of 70. Directors with executive duties shall cease to serving in such capacity when they reach the age of 65, although they may continue as Directors if the Board so decides.

  In such cases, the removal from office shall take place at the first Board meeting held after the General Shareholders' Meeting approves the accounts of the financial year in which the Director reached the age limit.

  When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed disappear. Such circumstance is understood to occur in the case of a proprietary Director when the Company or corporate Group he represents ceases to hold a significant stake in the Company share capital or when, in the case of an independent Director, he takes an executive in the Company or at any of its subsidiaries.

  When they incur in any of the cases of incompatibility or barring legally foreseen.

  When severely admonished by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

  When their remaining on the Board may affect the credit or reputation the Company enjoys in the market or places its interests at risk in any other way.

Article 15. Voting criteria.

1. According to what is set forth in Article 35 of these Regulations, Directors affected by proposals for appointment, re-election or removal shall abstain from intervening in deliberations and voting concerning them.

2. All voting by the Board of Directors concerning appointment, re-election or removal of Directors shall be secret if this is requested by any of its members, notwithstanding the right of all Directors to have the sense of their vote recorded in the minutes.

TITLE IV. OPERATION OF THE BOARD

CHAPTER I. DISTRIBUTION OF OFFICES

Article 16. The Chairman of the Board.

1. The Chairman of the Board of Directors shall be considered First Executive of the Company and, thus, his appointment or renewal shall be linked to delegation, when so resolved, of all the powers and competences of the Board that may legally be delegated, he being assigned effective management of the Company business, always according to the decisions and criteria established by the General Shareholders' Meeting and the Board of Directors.

2. The Chairman of the Board will chair all the bodies of governance and administration of the Company, and is to execute the resolutions of the Board and the Executive Committee, bodies he represents permanently with the most ample powers, and may adopt, in cases of urgency, the measures he may deem convenient to the interests of the Company.

3. Notwithstanding what is stated above, whenever the Board of Directors resolves to appoint a new person to hold office as Chairman, it must determine the powers to delegate upon it according to the characteristics of the person and the circumstances arising in that appointment.

4. At any time, the Board of Directors may resolve the removal of the Chairman by a resolution passed by the majority of the members present.

Article 17. The Vice-Chairman of the Board.

1. The Boards shall elect one or more Vice-Chairmen - executive or not - to stand in for the Chairman by delegation, due to his absence or illness and, in general, in all cases, functions or attributes that are considered appropriate by the Board, or by the Chairman himself.

2. The Chairman shall be stood in for by one of the Vice-Chairmen who is entrusted executive duties in the Company and, failing that, by the eldest Vice-Chairman.

Article 18. The Secretary to the Board.

1. The Secretary to the Board of Directors need not be a Director.

2. The Secretary shall assist the Chairman in performing his duties and must ensure proper operation of the Board, taking most especial care that the Directors are provided the necessary advice and information, keep the corporate documentation, duly record the proceedings of the meetings of the Board in the minute books and certify its resolutions.

3. The Secretary shall take care in all cases as to the formal and material legality of actions by the Board and shall guarantee that its procedures and rules of governance are respected.

4. The Secretary of the Board shall also be General Secretary of the Company with the competences attributed thereto under Article 33.1 of the Articles of Association.

Article 19. The Vice-Secretary to the Board.

1. The Board of Directors may appoint a Vice-Secretary, who need not be a Director, to assist the Secretary to the Board of Directors or replace him in performance of his duties in the event of absence or incapacity.

2. Except when the contrary is decided by the Board of Directors, the Vice-Secretary may attend its meetings to aid the Secretary in drafting the minutes of the meeting.

CHAPTER II. RULES OF OPERATION

Article 20. Meetings of the Board of Directors.

1. The power to call the Board of Directors and draft the Agenda of its meetings, as appropriate, shall be the remit of the Chairman who must, however, call it when requested by three Directors stating the matters to be discussed.

The Board of Directors shall hold its ordinary meeting once a month and, at the Chairman's initiative, as often as he may deem convenient for proper running of the Company.

The Board shall set the calendar of ordinary meetings before the beginning of each financial year. The calendar may be amended by resolution by the Board itself, or when decided by the Chairman, in which case the Directors must be informed of the amendment as soon as possible.

2. The formal calling of the ordinary meetings will be made by letter, fax, telegram or electronic mail, and will be authorised by the Chairman's signature, or that of the Secretary or Vice-Secretary on the Chairman's orders. The calling shall be issued at least three days before the date on which it is to be held.

The calling will include a preview of the foreseeable Agenda of the meeting, and will be accompanied by the relevant written information that is available. In any case, the Chairman shall always have the power to submit those matters he considers appropriate to the Board of Directors, regardless of whether they are on the Agenda of the meeting or not.

3. When the circumstances so require, the Chairman may call the Board of Directors meeting by telephone, by fax or electronic mail to an ordinary meeting, without fulfilling the term of notice or other requisites set forth in the preceding section.

4. The Board shall perform an annual evaluation of its operation and the quality of its work on approval of the Annual Report on Corporate Governance.

Article 21. Course of the sessions.

1. The Board shall be validly constituted when the meeting is attended, present or represented, by half plus one of its members.

The Directors must attend the meetings of the Board personally and when, exceptionally, they are not able to do so, they shall ensure that their representation granted to another member of the Board includes, to the extent possible, the appropriate instructions.

Those delegations may be granted by letter or by any other means that, in the Chairman's opinion, ensure the certainty and validity of representation..

2. The Chairman shall organise the debates, ensuring and encouraging participation in the discussions by all the Directors.

3. At the proposal of the Chairman, the executive officers of the Company shall attend the meetings of the Board when their intervention is required or convenient, in order to inform it of matters within their remit.

4. Except in cases in which another voting quorum is specifically applicable, the resolutions shall be passed by majority of the Directors attending the meeting (present or represented).

5. Exceptionally, when urgently required, the Chairman may propose that resolutions be passed without a meeting and in writing (fax, mail, electronic mail, etc.), as long as that procedure is not opposed by any Director.

CHAPTER III. BOARD SUB-COMMITTEES

Article 22. General provisions.

a) Executive Committee.

Notwithstanding delegation of powers in favour of the Chairman and, when appropriate, the Managing Director or Vice - Chairman, the Board of Directors shall appoint an Executive Committee, with general decision-making capacity and, thus, with express delegation of all the powers assigned to the Board of Directors except those that under law or statute may not be delegated.

b) Other sub-committees.

1. The Board of Directors may also constitute one or several sub - committees that are entrusted the examination and permanent monitoring of some area of specific relevance to good Corporate Governance, or for monographic analysis of an aspect or question whose significance or degree of importance makes this advisable.

These sub - committees shall not have the status of Corporate Bodies, being configured as instruments at the service of the Board of Directors, to which they shall report the conclusions reached in the subjects or matters whose monographic treatment has been entrusted to them.

2. The Board of Directors shall determine the number of members of each sub-committee and shall appoint the Directors who are to form it, at the proposal of the Chairman.

In order to facilitate adequate, fluent relations with the Company, each sub-committee may have an executive officer assigned, who shall attend the different meetings held by the sub-committee, with the right to speak but not vote, and who may be assigned the secretariat of same.

In all cases, the executive officer must leave the meeting when, due to the nature of the matters to be dealt with, the sub-committee considers it appropriate.

3. The sub-committees shall regulate their own operation, shall appoint a Chairman and a Secretary from among its members - who may not be a member of it - and shall meet when called by their respective Chairman, and must annually prepare a plan of actions who shall report to the Board.

The sub-committees shall be validly constituted with direct attendance, or by means of representation, of at least half of its members; and it shall pass its resolutions by the majority of those attending. In the event of a draw, the relevant Chairman shall pass the deciding vote.

The Secretary shall take the minutes of each sub-committee meeting, sending these to the Secretary of the Board of Directors for filing and custody. The minutes of the Board sub-committees shall be available in all cases to the members of the Board of Directors for possible consultation.

In matters not specifically regulated, the Rules of Operation established in these Regulations in relation to the Board of Directors shall be applicable to the Board sub-committees.

4. The Company's executive officers shall attend the sessions of the Committees when, in the opinion of their respective Chairman, their intervention is necessary or convenient, in order to report on matters of their remit.

5. Notwithstanding the power of the Board to appoint other Committees, with the attributes it may see fit to grant them, those constituted in all cases shall be the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Regulation Committee, the Human Resources and Corporate Reputation Committee, the Service Quality and Customer Service Committee, and the International Affairs Committee.

Article 23. The Executive Committee.

a) Composition.

The Executive Committee shall be comprised of the Chairman of the Board and by a number of spokesmen not numbering less than three, or exceeding ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Committee, the Board shall ensure that the external or non executive Directors form a majority in relation to the executive Directors.

While there is no relevant alteration of the stable significant stakes in the stock capital, appointment of the spokesmen of the Executive Committee shall be performed as follows: two spokesmen from the executive Directors, three spokesmen from the proprietary Directors and the two remaining spokesmen from the independent Directors.

In all cases, for the appointment or renewal of the members of the Executive Committee to be valid, it will require the favourable vote of at least two thirds of the members of the Board of Directors.

b) Operation.

The Executive Committee shall meet as often as called by the Chairman, usually holding its meetings every fifteen days.

The acting Chairman and Secretary to the Executive Committee shall be those who hold the same offices on the Board of Directors, and one or several Vice-Chairmen and a Vice-Secretary may also be appointed.

The Executive Committee shall be validly constituted when the meeting is attended, by half plus one of its members, present or represented.

The resolutions shall be passed by majority of the Directors attending the meeting (present or represented), and the Chairman shall cast the deciding vote in the event of a draw.

c) Relations with the Board of Directors.

The Executive Committee shall report punctually to the Board on all the matters dealt with and the decisions passed by its meetings.

Article 24. The Audit and Control Committee.

a) Composition.

The Audit and Control Committee shall be formed by a minimum of three and a maximum of five Directors appointed by the Board of Directors. All the members of that Committee must be non executive Directors.

The Chairman of the Audit and Control Committees shall be appointed from among its members, and must be replaced every four years, and may be re-elected when the term of one year has elapsed from ceasing to hold office.

b) Competences

Notwithstanding any other committee the Board of Directors may entrust to the Audit and Control Committee, it will have the main duty of supporting the Board of Directors in its supervisory duties and, specifically, will have at least the following competences:

  To report, through its Chairman, to the General Meeting of Shareholders on matters raised at it by the shareholders in matters of competence of the Committee;

  To propose to the Board of Directors, to submit to the General Meeting of Shareholders, appointment of the Accounts Auditor referred to in Article 204 of the Stock Company Act, as well as, when appropriate, its terms of hiring, scope of professional mandate and revocation or renewal of its appointment;

  To supervise the internal audit services;

  To examine the financial information process and the internal control systems; and

  To maintain the necessary relations with the Accounts Auditor to receive information on all matters that may put its independence at risk, and any others related to the process of performing the accounts audit, as well as to receive information and maintain the communications with the Accounts Auditor that are foreseen in the law on accounts auditing and in the technical regulations on auditing.

c) Operation.

The Audit and Control Committees shall meet at least once a quarter and as often as appropriate, when called by its Chairman, at his own instance or on application by two of its members or by the Executive Committee.

The Audit and Control Committee may require the Accounts Auditor to the Company and internal auditing officer to attend its meetings.

Article 25. The Nominating, Compensation and Corporate Governance Committee.

  Composition.

  The Nominating, Compensation and Corporate Governance Committee shall be formed by a minimum of three and a maximum of five Directors. All the members of that Committee must be non executive Directors.

  The Chairman of the Nominating, Compensation and Corporate Governance Committee shall be appointed from among its members.

  Competences.

Notwithstanding any other committee it may be entrusted by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following competences:

  To report on the proposals to appoint Directors and top executives of the Company and its subsidiaries.

  To approve the scales of remuneration of top executives of the Company

  To approve the standard contracts for top executives.

  To determine the regime of remuneration of the Chairman.

  To report and propose the regime of remuneration of the Directors to the Board of Directors and to review them periodically to ensure it suits the duties carried out by these, pursuant to Article 38 of these Regulations.

  To report on the incentive plans.

  To perform annual examination of the remuneration policy of the Directors and top management.

  To report on the proposals for appointment of the members of the Executive Committee and the other Committees of the Board of Directors.

  To prepare and keep a record of the statuses of the Directors and top executives of the Company.

  To prepare the Annual Report on Corporate Governance.

  To exercise other competences assigned to that Committee in these Regulations.

All the activities by the Nominating, Compensation and Corporate Governance Committee will be reported to the Board of Directors, at the first meeting it holds, and in all cases the relevant documentation shall be made available, in order for it to be informed of those activities to exercise its competences.

c) Operation.

The Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or its Chairman requests issue of a report or approval of proposals within the scope of its competences and whenever, in the opinion of the Chairman of the Committee, it is convenient for proper performance of its duties.

Article 26. The Regulation Committee.

a) Composition.

The Regulation Committee shall be formed by a minimum of three and a maximum of five Directors, and the majority must be non executive Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties it may be assigned by the Board of Directors, the Regulation Committee shall have at least the following functions:

  To carry out, through study, analysis and discussion, permanent monitoring of the main matters and themes of the regulatory order that affect the Telefonica Group at all times.

  To provide a channel for communication and information between the Management Team and the Board of Directors in statutory matters and, when appropriate, to bring to the knowledge of the latter matters that are considered important or relevant to the Company, or to any of the companies in the Group and on which it may be necessary or convenient to adopt a decision or to establish a specific strategy.

Article 27. The Human Resources and Corporate Reputation Committee.

  Composition.

  The Human Resources and Corporate Reputation Committee shall be formed by a minimum of three and maximum of five Directors, and the majority must be non executive Directors.

  The Chairman of the Human Resources and Corporate Reputation Committee shall be appointed from among its members.

  Duties.

Notwithstanding other duties it may be assigned by the Board of Directors, the Human Resources and Corporate Reputation Committee shall have at least the following duties:

  To analyse, inform and propose to the Board of Directors adoption of the appropriate resolutions in matters of personnel policy.

  To encourage development of the Corporate Reputation project of the Telefonica Group and implementation of the central values of that Group.

Article 28. The Service Quality and Customer Service Committee.

a) Composition.

The Service Quality and Customer Service Committee shall be formed by a minimum of three and a maximum of five Directors, the majority of which must be non executive Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties it may be assigned by the Board of Directors, the Service Quality and Customer Service Committee shall have at least the following duties:

  To perform the examination, analysis and periodic monitoring of the quality index of the main services the companies in the Telefonica Group provide.

  To evaluate the levels of customer service to its customers by those companies.

Article 29. The International Affairs Committee.

a) Composition.

The International Affairs Committee shall be formed by a minimum of three and maximum of five Directors, the majority of which must be non executive Directors.

The Chairman of International Affairs Committee shall be appointed from among his members.

b) Duties.

Notwithstanding other duties it may be assigned by the Board of Directors, the International Affairs Committee shall have the fundamental mission of reinforcing and bringing international matters that are relevant to proper development of the Telefonica to the attention of the Board of Directors. In that sense, it shall perform, among others, the following duties:

  To pay special attention to institutional relations in the countries in which the companies of the Telefonica Group operate.

  To analyse those matters of importance that affect it in international bodies and forums, or those of economic integration.

  To review the regulatory matters, of competence and alliances.

  To evaluate the programmes and activities of the different Foundations of the Company and the resources that are used to benefit their image and international social presence.

TITLE V. RIGHTS AND OBLIGATIONS OF THE DIRECTORS

CHAPTER I. RIGHT AND DUTY OF INFORMATION

Article 30. Right andduty of information.

1. The Directors must diligently seek information on the running of the Company, gathering to that end as much information as is necessary or convenient at each moment for proper, diligent performance of their duties.

To that end, the Directors are invested with the most ample powers to obtain information on any aspect of the Company, to examine its books, records, documents and other records of the corporate operations.

That right to information is also extended to the different companies in the Telefonica Group to the extent required to enable fulfilment of the duties to which Article 6 of these Regulations refers.

2. In order not to disturb ordinary management of the Company, the right to information will be channelled through the Chairman or the Secretary to the Board of Directors, who shall attend to the requests by the Directors, directly providing them the information or offering them the appropriate contacts at the appropriate level of the organisation.

Article 31. Expert assistance.

1. In order to be aided in performance of their duties, the external Directors in majority, or any of the Committees of the Board by majority resolution of its members, may request that legal, accounting, financial or other experts be hired at the expense of the Company.

The engagement must necessarily be related to specific problems of certain importance and complexity that arise in performance of office.

2. The Chairman of the Company must be informed of the decision to committee such services and they will be instrumentalised through the Secretary to the Board, except if the Board of Directors does not consider such a committee necessary or convenient.

CHAPTER II. OBLIGATIONS OF THE DIRECTORS

Article 32. Duty of diligence.

The Directors must act with the diligence of an orderly company owner and loyal representative, being obliged by virtue thereof to:

  Inform themselves and adequately prepare the meetings of the Board and the Committees they are on.

  Attend the meetings of the bodies that they form part of and actively participate in the deliberations, in order that their criteria may effectively contribute to the decision making, and to take responsibility for them.

  To perform any specific duty they are entrusted by the Board of Directors that reasonably falls within their commitments of dedication.

  To bring about investigation of any irregularity in management of the Company which may have come to their knowledge and to ensure adequate measures are adopted for control over any situation of risk.

  To call the Board of Directors when they consider it necessary, or to include the particulars they deem appropriate on the Agenda.

  To oppose resolutions that are contrary to the Act, the Articles of Association or the corporate interest, and to request record of their opposition in the Minutes.

Article 33. Duty of fidelity.

When performing their duty, the Directors must fulfil the duties imposed by the laws and Articles of Association in fidelity to the corporate interest, that being understood as the interest of the Company.

Article 34. Duty of secrecy.

  Even after ceasing to hold office, the Directors must keep the secret of the confidential information, and reserved information, data, reports or records that they had knowledge of due to performing their duty, without these being disclosed to third parties or being subject to diffusion when this may have damaging consequences to the corporate interest.

  The duty the preceding paragraph refers to does not include cases in which the law allows disclosure or diffusion to a third party or which, when appropriate, are required and must be submitted to the respective supervision authorities, in which case cession of the information must be pursuant to the provisions of the laws.

  All documentation and information that the Directors have made available to them due to their office are confidential, and may not be revealed in any way whatsoever, except if a resolution by the Board of Directors expressly waives that status.

  When the Director is a corporation, the duty of secrecy shall lie with its representative, notwithstanding fulfilment of the obligation he has to report it.

Article 35. Duty of loyalty.

1. The Directors shall act in performance of their duties with absolute loyalty to the corporate interest of the Company.

To that end, the Directors must fulfil the following obligations and prohibitions:

a) The Directors may not use the name of the Company, nor invoke their status as Administrators to perform operations on their own account, or for persons related to them.

b) The Directors may not perform, for their own benefit or that of related persons, investments or operations linked to the assets of the Company of which they have had knowledge when exercising their duties of office, when those operations have been offered to the Company, or it has an interest in them, as long as the Company has not rejected them due to the influence of the Directors.

c) The Directors may not make use of the Company assets, or make use of their position at it to obtain an property advantage, unless they have paid an adequate consideration.

If the advantage is received as a partner, it shall only be appropriate if it respects the principle of parity in treatment of shareholders.

d) The Directors must inform the Board of Directors of any situation of direct or indirect conflict with the interests of the company. In the event of conflict, the Director affected shall abstain from intervening in the operation to which the conflict refers.

e) The Directors must abstain from intervening in voting that affects matters in which they or persons related to them have a direct or indirect interest.

f) No Director may directly or indirectly perform professional or commercial operations with the Company or with any of the companies in its Group, when those operations are unrelated to the ordinary business of the Company or not performed on market conditions, unless the Board of Directors is informed of these in advance and it approves the transaction with the favourable vote of at least 80% of the Directors attending the meeting, present or represented, following a report by the Nominating, Compensation and Corporate Governance Committee.

g) The Directors must report the stake held by them or persons related to them in the capital of a company with the same, similar or complementary kind of activity to that constituting the corporate object, offices or duties they perform in it, as well as performance on their own account or that of others of the same, similar or complementary activity to that constituting the corporate object.

The Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid the Directors from holding relevant offices in firms that compete with the Company or any of the companies in its Group.

  To the ends established in the preceding paragraph, related persons shall be understood to be those to which article 127 ter. 5 of the Stock Company Act refers.

Article 36. Specific duties arising from the listed company status of Telefonica, S.A.

1. The Directors must inform the Company of the securities in it which they hold directly or indirectly, on the terms established in the Stock Market laws and the Internal Rules of Conduct of Telefonica, Moviles S.A. on Matters Related to the Stock Markets.

2. The Directors may not perform or suggest that any person perform, operations with securities of the Company, or the companies in its Group, over which they have, due to their office, privileged or reserved information that has not been released to the public at large.

  The Directors may not use non public information of the Company to private ends, except when the following conditions are fulfilled:

  That the use of that information does not breach the by-laws regulating the stock market;

  That their use does not cause any damage whatsoever to the Company; and

  That the Company does not hold exclusive rights or legal position of a similar status over the information they wish to use, except if express authorisation is obtained from the Board.

4. Notwithstanding what is set forth in the preceding sections, the Directors must abide at all times by the rules of conduct established in the Stock Market laws and, especially, those set forth in the Internal Rules of Conduct of Telefonica Moviles, S.A. on Matters Related to the Stock Market.

Article 37. Liability of the Directors.

The Directors shall be liable to Company, to the shareholders and corporate creditors, for the damage caused by acts or omissions in breach of the Act or Articles of Association, or those caused while failing to fulfil the duties inherent to the duties of office, on the terms and conditions legally established.

CHAPTER III. REMUNERATION OF THE BOARD

Article 38. Remuneration of the Directors.

1. The Board shall be entitled to obtain the remuneration set by the Board of Directors according to the statutory provisions and following a report by the Nominating, Compensation and Corporate Governance Committee.

2. The Board shall ensure that the remuneration of the Board is in keeping with that paid on the market at companies of a similar size and activity.

3. Remuneration of the Directors will be fully transparent. To that end, the Nominating, Compensation and Corporate Governance Committee shall annually examine the policy of remuneration of the Directors.

4. The remuneration obtained from belonging to the Board of Directors shall be compatible with other professional or labour dues the Directors may be entitled to for any other executive duties or consultancy that, if appropriate, they may perform for the Company.

TITLE VI. RELATIONS OF THE BOARD

Article 39. Relations with the shareholders.

1. The Board of Directors, acting as a liaison between the owners and management, shall arbitrate the adequate channels to hear the proposals that may be formulated by the shareholders in relation to management of the Company.

In particular, the Board shall facilitate regular exchange of information with committees or groups of shareholders, without that leading, under any circumstances, to any privilege for the shareholders gathered on those committees.

2. The Board, through any of its Directors and with the collaboration from the members of the top management they consider appropriate, may organise informative meetings on the running of the Company and its Group, with shareholders who live in the most relevant financial cities in Spain and in other countries.

3. In its relations with the shareholders, the Board of Directors shall guarantee equal treatment.

4. The Board of Directors shall encourage informed participation by the shareholders at the General Meetings of Shareholders and shall take age appropriate measures to ensure the General Meeting of Shareholders effectively performs the duties inherent to it according to the Act and Articles of Association.

Article 40. Relations with the institutional shareholders.

1. The Board of Directors shall also establish the appropriate mechanisms for regular information exchange with the institutional shareholders who form part of the Company shareholding.

In particular, the information shall concern investment strategies, evaluation of results, composition of the actual Board of Directors and management efficiency.

2. Under no circumstances shall relations between the Board of Directors and the institutional shareholders lead to delivery to these of information that may provide them an advantage over the other shareholders.

Article 41. Transactions with significant shareholders.

  The Board of Directors formally reserves knowledge and authorisation of any transaction between the company and any of its shareholders with significant stakes.

  Under no circumstances shall it authorise the transaction if it has not previously issued a report by the Nominating, Compensation and Corporate Governance Committee appraising the operation from the point of view of the principle of parity treatment of shareholders and the market conditions of same.

  In the case of ordinary transactions, authorisation of the generic operation of the class or type of operation and its general conditions shall suffice.

Article 42. Relations with the markets.

1. The Board of Directors will perform all the duties imposed by the nature of the company issuing the listed securities.

2. In particular, the Board shall perform the following specific duties in relation to the Stock Exchange in the manner foreseen in these Regulations:

  Supervision of periodic public information of a financial nature.

  Performance of all acts and adoption of as many measures as are required to ensure the transparency of the Company on the financial markets, reporting to these, in particular, on all events, decisions or circumstances that may be relevant for the share listing.

  Performance of all acts and adoption of as many measures as are required to ensure correct formation of the share prices of the Company and, when appropriate, its subsidiaries, avoiding, in particular, manipulations and insider dealing

3. The Board of Directors shall take the necessary measures to ensure that the semester, quarterly and any other financial information that caution advises be placed on the markets is prepared according to the same principles, criteria and professional practices with which the Annual Accounts are prepared, and that they are as reliable as the latter. To that end, that information will be reviewed by the Audit and Control Committee.

  The Board of Directors will, at all times, ensure the due safeguard of data and information on securities issued by the Company, notwithstanding its duty of communication and collaboration with the judicial or administrative authorities, preventing such data or information being subject to abusive or disloyal use, denouncing cases in which this take place and immediately taking the necessary measures available to it to prevent, avoid and, when appropriate, correct the consequences that may arise there from.

Article 43. Relations with the Accounts Auditor.

Through the Audit and Control Committee, the Board of Directors shall establish a stable, professional relation with the Accounts Auditor to the Company, strictly respecting its independence.

The Board of Directors shall ensure it definitively formulates the accounts in such a manner that no exceptions are raised by the Auditor. However, when the Board considers it must maintain its criteria, it shall publicly explain the content and scope of the discrepancies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	April 1st, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors